General

     The Kranzco Board at a meeting held on November 7, 1996 and by unanimous written consent dated December 18, 1996, adopted resolutions authorizing, creating and classifying, out of the 100,000,000 authorized Kranzco Shares, two separate classes of preferred shares of beneficial interest consisting of preferred shares of beneficial interest known as the "Series B-1 Cumulative Convertible Preferred Shares of Beneficial Interest", having a par value of $.01 per share, and preferred shares of beneficial interest known as the "Series B-2 Cumulative Convertible Preferred Shares of Beneficial Interest, having a par value of $.01 per share, respectively. In the Merger, each share of UPI Common Stock will be convertible into the right to receive, at the election of the holder thereof and subject to certain adjustments, either 0.298 of one share of Kranzco Series B-1 Preferred Shares and cash in lieu of fractional shares of 0.298 of one share of Kranzco Series B-2 Preferred Shares and cash in lieu of fractional shares.

     Ranking

     The Kranzco Series B Preferred Shares will rank on a parity as to all distributions, including as to the distribution of assets upon any liquidation, dissolution or winding up of the affairs of Kranzco, with the Kranzco Series A-1 Preferred Shares and the Kranzco Series C Preferred Shares, and senior to the Kranzco Common Shares.

     Distributions

     The record holders of Kranzco Series B Preferred Shares will be entitled to receive from the Initial Issue Date, when, as and if authorized by the Kranzco Board, out of assets legally available for payment of distributions, cumulative cash distributions at a rate of 9.75% per annum of the Series B Liquidation Preference (defined below) computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions on the Kranzco Series B Preferred Shares shall accrue and be cumulative from the date of the consummation of the Merger ("Initial Issue Date"). Distributions will be quartrly in arrears for each Series B Distribution Period (defined below) when, as and if authorized by the Kranzco Board, on January 20, April 20, July 20 and October 20 of each year (each, a "Distribution Payment Date"), commencing on the first Distribution Payment Date following the Initial Issue Date. The amount of distributions payable on Kranzco Series B Preferred Shares for each calendar quarter (each a "Series B Distribution Period") will be computed by dividing by four the annual distribution rate set forth above. Distributions payable in respect of any period which is less than a full Series B Distribution Period in length will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as provided in the next sentience, so long as any Kranzco Series B Preferred Shares are outstanding, no distributions (other than in Kranzco Common Shares or other Kranzco Shares ranking junior to the Kranzco Series B Preferred Shares ("Junior Shares")) may be authorized, declared, set apart for payment or paid on any class or series of Kranzco Shares ranking junior to or on a parity with the Kranzco Series B Preferred Shares ("Parity Shares") unless all accrued Distributions on the Kranzco Series B Preferred Shares for all prior Series B Distribution Periods and the then current Series B distribution Period have been or contemporaneously are authorized, declared, set apart for payment or paid. If distributions on the Kranzco Series B Preferred Shares are not so paid in full, all distributions authorized or declared upon the Kranzco Series B Preferred Shares will be authorized or declared pro rata with all Parity Shares.

     Unless all accrued distributions on the Kranzco Series B Preferred Shares have been or contemporaneously are authorized, declared, set apart for payment or paid for all Series B Distribution Periods, no Junior Shares or Parity Shares may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by Kranzco (except by conversion into or exchange for Junior Shares). Holders of the Kranzco Series B Preferred Shares shall not be entitled to any distributions, whether payable in cash, property or Kranzco Shares, in excess of accrued and cumulative distributions. No interest or sum of money in lieu of interest will be payable in respect of any distribution payment or payments on the Kranzco Series B Preferred Shares that may be in arrears.

     Distributions Upon Liquidation, Dissolution or Winding Up

     Upon any voluntary of involuntary liquidation, dissolution or winding up of the affairs of Kranzco, before any distribution may be made to the holders of any Junior Shares, and subject to the payment or provision or reserve for payment of the debts and liabilities (whether absolute, accrued, asserted or unasserted, contingent or otherwise) and the preferences of Kranzco Shares ranking senior to the Kranzco Series B Preferred Shares ("Senior Shares"), if any, the holders of Kranzco Series B Preferred Shares shall be entitled to receive, out of the assets of Kranzco legally available for payment of distributions, liquidating distributions in cash (or property at its fair market value as determined in good faith by the Kranzco Board (or a combination thereof)) in the amount of $25.00 per share ("the Series B Liquidation Preference") for each Kranzco Series B Preferred Share plus an amount equal to all accrued and unpaid distributions (whether or not authorized or declared, and whether or not there would be assets legally available for the payment of such distributions) to the date of such liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Kranzco Series B Preferred Shares shall have no right or claim to any of the remaining assets of Kranzco and will not be entitled to any other distribution.

     Notwithstanding the foregoing, in the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of Kranzco, the assets legally available for payment of distributions are insufficient to pay (i) the full amount of the liquidating distributions to which holders of Kranzco Series B Preferred Shares would otherwise be entitled and (ii) the corresponding amounts of the liquidating distributions to which holders of Parity Shares would be entitled upon liquidation, dissolution or winding up of the affairs of Kranzco, then the holders of the Kranzco Series B Preferred Shares and the holders of the Parity Shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be respectively entitled.

     Kranzco Series B-1 Preferred Shares Conversion Rate; Right of
Conversion

     Holders of Kranzco Series B-1 Preferred Shares shall have the right, exercisable after the first anniversary of the Initial Issue Date (unless exercisable earlier as described below), at any time and from time to time, to convert all or any Kranzco Series B-1 Preferred Shares (except that upon any dissolution, liquidation or winding up of the affairs of Kranzco the right of conversion shall terminate at the close of business on the business day fixed for payment of the liquidating distributions to which holders of Kranzco Series B-1 Preferred Shares are entitled) into such number of fully paid Kranzco Common Shares as is obtained by: (i) multiplying the number of Kranzco Series B-1 Preferred Shares to be converted by $25.00 and (ii) dividing the result by the conversion price listed below that will be in effect during the corresponding date of conversion listed below:

                                                  Conversion
Date of Conversion                                   Price
------------------                                -----------

Prior to the occurrence of a Special
  Conversion Event:

  The day after the first anniversary of the
   Initial issue Date to and including the
   second anniversary of the Initial Issue Date ...... $19.175

  The day after the second anniversary of the
   Initial Issue Date to and including the third
   anniversary of the Initial Issue Date ............. $18.6875

  The day after the third anniversary of the
   Initial Issue Date to and including the fourth
   anniversary of the Initial Issue Date.............  $18.20

  From and after the day after the fourth
   anniversary of the Initial Issue Date.............  $17.7125

At any time after a Special Conversion Event
 (defined below) shall have occurred.................  $17.7125

At any time after a notice of a Preferred
  Redemption (defined below).........................  $16.25

     A "Special Conversion Event" shall mean (i) Norman M. Kranzdorf ceasing to be Chief Executive Officer, Chief Operating Officer or any other senior executive officer of Kranzco having an active role in management of the business of Kranzco, (ii) the merger or consolidation of Kranzco with or into any person unless the holders of Kranzco Common Shares own more than 50% of the voting securities of the surviving corporation and effective provisions are made by the surviving corporation to protect the preferences and other rights of the Kranzco Series B Preferred Shares, (iii) the sale, lease, transfer, spin-off or other disposal or distribution of all or substantially all of the assets of Kranzco, (iv) a successful tender offer or similar offer for at least a majority of the voting shares of Kranzco is commenced and completed, (v) certain defaults on indebtedness of Kranzco or any of its subsidiaries for borrowed money in excess of $10,000,000 or capital lease obligations of Kranzco or any of its subsidiaries in excess of $25,000,000, (vi) the commencement by or against Kranzco of any insolvency, bankruptcy, dissolution, liquidation or receivership proceedings with respect to Kranzco, (vii) Kranzco losing its status as a REIT or (viii) Kranzco failing to pay a distribution on the Kranzco Series B Preferred Shares for any Series B Distribution Period within five days of the Distribution Payment Date therefor.

     In connection with a Special Conversion Event described in clauses (ii) and (iii) above, a holder of Kranzco Series B Preferred Shares shall have the right to convert such shares into Kranzco Common Shares immediately prior to such event, and the conversion ratio for such event shall be based on the conversion price applicable to any Special Conversion Event.